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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TIBCO Software Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88632Q 10 3 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 88632Q 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vivek Ranadivé
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ Not applicable.
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially by Owned by Each Reporting Person With	5. Sole Voting Power 12,448,392 *
6. Shared Voting Power 2,700,000 **
7. Sole Dispositive Power 12,448,392 *
8. Shared Dispositive Power 2,700,000 **

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,148,392 ***
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%
12.	Type of Reporting Person (See Instructions) IN

*	Consists of 500,476 shares owned by Vivek Ranadivé as of 12/31/05 and 11,947,916 shares beneficially owned pursuant to stock options exercisable within 60 days of 12/31/05. Mr. Ranadivé beneficially owns, but does not have voting or dispositive power over an aggregate of 2,700,000 shares, which have been irrevocably transferred to the Anjali Dea Ranadivé Trust, the Aneel Ryan Ranadivé Trust, the Andre Vivek Ranadivé Trust, and the Ranadivé Family Generation-Skipping Trust.
**	Consists of an aggregate of 2,700,000 shares, which have been irrevocably transferred to the following trusts, of which Mr. Ranadivé is a co-trustee: 150,000 shares owned by the Anjali Dea Ranadivé Trust; 150,000 shares owned by the Aneel Ryan Ranadivé Trust; 150,000 shares owned by the Andre Vivek Ranadivé Trust; and 2,250,000 shares owned by the Ranadivé Family Generation-Skipping Trust.
***	Consists of 500,476 shares owned by Vivek Ranadivé as of 12/31/05; 11,947,916 shares beneficially owned pursuant to stock options exercisable within 60 days of 12/31/05 and registered in the name of Vivek Ranadivé; and an aggregate of 2,700,000 shares which have been transferred to the Anjali Dea Ranadivé Trust, the Aneel Ryan Ranadivé Trust, the Andre Vivek Ranadivé Trust, and the Ranadivé Family Generation-Skipping Trust.

Page 2 of 4 pages

Item 1.	(a)	Name of Issuer: TIBCO Software Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 3303 Hillview Avenue Palo Alto, CA 94304

Item 2.	(a)	Name of Person Filing: Vivek Ranadivé

	(b)	Address of Principal Business Office or, if none, Residence: c/o TIBCO Software Inc. 3303 Hillview Avenue Palo Alto, CA 94304

	(c)	Citizenship: USA

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 88632Q 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 15,148,392 ***.

	(b)	Percent of class: 7.2%.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 12,448,392 *.

		(ii)	Shared power to vote or to direct the vote 2,700,000 **.

		(iii)	Sole power to dispose or to direct the disposition of 12,448,392 *.

		(iv)	Shared power to dispose or to direct the disposition of 2,700,000 **.

Page 3 of 4 pages

*	Consists of 500,476 shares owned by Vivek Ranadivé as of 12/31/05 and 11,947,916 shares beneficially owned pursuant to stock options exercisable within 60 days of 12/31/05. Mr. Ranadivé beneficially owns, but does not have voting or dispositive power over an aggregate of 2,700,000 shares, which have been irrevocably transferred to the Anjali Dea Ranadivé Trust, the Aneel Ryan Ranadivé Trust, the Andre Vivek Ranadivé Trust, and the Ranadivé Family Generation-Skipping Trust.
**	Consists of an aggregate of 2,700,000 shares, which have been irrevocably transferred to the following trusts, of which Mr. Ranadivé is a co-trustee: 150,000 shares owned by the Anjali Dea Ranadivé Trust; 150,000 shares owned by the Aneel Ryan Ranadivé Trust; 150,000 shares owned by the Andre Vivek Ranadivé Trust; and 2,250,000 shares owned by the Ranadivé Family Generation-Skipping Trust.
***	Consists of 500,476 shares owned by Vivek Ranadivé as of 12/31/05; 11,947,916 shares beneficially owned pursuant to stock options exercisable within 60 days of 12/31/05 and registered in the name of Vivek Ranadivé; and an aggregate of 2,700,000 shares which have been transferred to the Anjali Dea Ranadivé Trust, the Aneel Ryan Ranadivé Trust, the Andre Vivek Ranadivé Trust, and the Ranadivé Family Generation-Skipping Trust.

Item 5.	Ownership of Five Percent or Less of a Class Not applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Mr. Ranadivé is a co-trustee of the following trusts to which an aggregate of 2,700,000 shares have been irrevocable transferred: 150,000 shares owned by the Anjali Dea Ranadivé Trust; 150,000 shares owned by the Aneel Ryan Ranadivé Trust; 150,000 shares owned by the Andre Vivek Ranadivé Trust; and 2,250,000 shares owned by the Ranadivé Family Generation-Skipping Trust. Mr. Ranadivé beneficially owns, but does not have voting or dispositive power over the 2,700,000 shares that have been transferred to the trusts.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certification Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2006
Date

/s/ Vivek Ranadivé
Signature

Vivek Ranadivé, Chairman & Chief Executive Officer
Name/Title

Page 4 of 4 pages